FORM 27
MATERIAL CHANGE REPORT

SECTION 75(2) OF SECURITIES ACT (ONTARIO),
SECTION 84(1)(b) OF SECURITIES ACT (SASKATCHEWAN),
SECTION 118(1) OF SECURITIES ACT (ALBERTA),
SECTION 67(1) OF SECURITIES ACT (BRITISH COLUMBIA),
SECTION 81(2) OF SECURITIES ACT (NOVA SCOTIA),
SECTION 73 OF SECURITIES ACT (QUEBEC),
SECTION 76(2) OF SECURITIES ACT (NEWFOUNDLAND).

Item One - Reporting Issuer

NovaGold Resources Inc.
PO Box 49215, Four Bentall Centre
#3454 – 1055 Dunsmuir Street
Vancouver BC V7X 1K8

Item Two - Date of Material Change

March 1, 2004

Item Three - Press Release

The attached press release was issued in Vancouver, British Columbia.

Item Four - Summary of Material Change

On March 1, 2004, NovaGold Resources Inc. provided an update on its Rock Creek, Nome Gold, Donlin Creek and Galore Creek projects and an overview of its planned programs for 2004.

Item Five - Full Description of Material Change

Rock Creek and Nome Gold Projects

At NovaGold’s 100% owned Rock Creek Project in Nome, Alaska, the final Feasibility Study has been initiated on the project with independent engineering firm Norwest Corporation and the permit process is anticipated to begin in the second half of 2004. A 30,000 foot in-fill feasibility delineation drill program was completed in the fall of 2003 and an updated resource model for the Feasibility Study is nearing completion. Environmental baseline data is being collected to initiate mine permitting in the second half of the year. The company anticipates completing additional in-fill drilling and a bulk sample for metallurgical testwork in 2004 as part of the final Feasibility Study. A budget of C$6.7 (US$5 million) is planned for the development work in 2004 at Rock Creek.

The project is anticipated to produce over 100,000 ounces of gold per year at a total cash cost of

US$200 per ounce. A Mine construction decision at Rock Creek is targeted for 2005 after the receipt of final construction permits. The State of Alaska has allocated and approved US$5 million in funds for construction of the Glacier Creek by-pass road, a three mile access route that will improve access from the community of Nome to the Rock Creek area in 2004.

At the nearby 100% owned Nome Gold Property, NovaGold continues engineering and exploration work to evaluate the potential to restart mining on the project. The Nome Gold property contains a measured and indicated resource estimated at 1.2 million ounces of gold and an inferred resource estimated at 1.1 million ounces of gold. More than 4 million ounces of gold have been extracted from the property since its discovery around 1900. Mining was shut-down in 1998 on the project due to low gold prices. The Company has budgeted $700,000 (US$500,000) for delineation drilling and engineering work in 2004.

Donlin Creek Project

The Donlin Creek Project is being developed in joint venture with Placer Dome Inc. The Donlin Creek Project is one of four priority development projects for Placer Dome. Placer Dome currently owns a 30% interest in the project and has the right to earn an additional 40% interest from NovaGold by expending US$32 million toward development of the property, completing a bankable feasibility study and making a positive construction decision for a mine that would produce at least 600,000 ounces of gold per annum on or before November 2007. The project is currently at the Pre-Feasibility stage of development. The final Feasibility Study is targeted to commence in the fourth quarter of 2004 along with the start of the permit process. A mine construction decision is targeted for 2007.

Donlin Creek hosts a measured and indicated resource of 11 million ounces and an additional inferred resource of 14 million ounces of gold, making it one of the largest undeveloped gold deposits in North America. As currently envisaged, Donlin Creek would be developed as a large scale open pit mining operation that would produce in excess of 1 million ounces gold per year.

Placer Dome plans to spend $8 million (US$6 million) in 2004 on environmental and engineering studies for development of the project. On-going studies have identified feasible alternatives for project access and power supply. The joint venture continues to work closely with local communities, native corporation land owners, and state and federal governments to develop a world class mine at Donlin Creek.

Galore Creek Project

The Galore Creek Project is held under a 100% option by NovaGold’s 56% owned subsidiary SpectrumGold Inc. The project contains an indicated resource of 3.6 million ounces of gold and 4.0 billion pounds of copper and an inferred resource of 1.4 million ounces of gold and 0.9 billion pounds of copper - the equivalent of a 16 million ounce gold deposit. This is one of the largest undeveloped gold-silver-copper resources in North America.

Hatch Engineering is working on an updated geologic model and resource estimate, and an independent Preliminary Economic Assessment Study (Scoping Study). The study is anticipated by the end of calendar Q2 2004 and will evaluate in detail the access and infrastructure needs for the project, as well as look at the best approaches to mining, processing and transportation of the concentrate product. This study will also estimate the capital and operating costs and manpower needs for the project as currently envisioned by the Company.

With completion of the Scoping Study, a minimum 20,000 meter (60,000 foot) drill program is planned during the summer to delineate higher grade mineralized zones within the currently defined resource, as well as to complete step-out drilling to possibly expand the known extent of mineralization. The Company also anticipates exploring several high priority exploration targets outside of the main resource area including at the adjacent Copper Canyon property. A minimum budget of $5 million is planned at Galore Creek in 2004 with the objective to complete a Pre-Feasibility Study in early 2005.

Nome Operations

At the Company’s Nome Operations, the State of Alaska continues to move forward with the process to purchase approximately 300 acres of land from the Company for Phase 1 of the planned Nome Airport expansion. The State of Alaska has approved funds for that purchase and engaged an appraiser to value the land. The Company anticipates finalizing the sale agreement in 2004. The Port of Nome expansion project is also in the final planning stages and a primary contractor has been selected for construction in 2004. Both the Airport and Port expansion projects are expected to have a favorable impact on the Company’s land and future sand-and-gravel revenues. The Company continues to pursue initiatives to expand its sand-and-gravel and land development businesses to provide additional cash flow for the corporation. NovaGold will release its complete annual financial statements in early April.

Item Six - Reasons for Confidential Filing

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Senior Officer

Janice A. Stairs, Corporate Secretary, (902) 492-2013

Item Nine - Statement of Senior Officer

"The foregoing accurately discloses the material change referred to herein."

Executed this 9th day of March, 2004 at Halifax, Nova Scotia by Janice A. Stairs, Corporate Secretary.

News Release	AMEX, TSX Symbol: NG

NovaGold Project Update and 2004 Work Program Overview

March 1st, 2004 - Highlights

  Over $22 million budgeted to be invested on NovaGold’s advanced stage exploration projects in 2004 - $12 million by NovaGold and $10 million by its joint venture partners.

  The Rock Creek Feasibility Study has been initiated and the project is on target to begin the mine permit process in the second half of 2004.

  At Donlin Creek, Placer Dome plans to spend $8 million (US$6 million) towards project development in 2004 with the final Feasibility Study and mine permitting to commence in the second half of the year.

  The Galore Creek Project is on target to complete an independent Preliminary Economic Assessment Study by June followed by a minimum 20,000 meter drill program this summer.

  NovaGold will be presenting at the BMO Nesbitt Burns Global Resource Conference on Monday, March 1st and at the Prospectors and Developers Conference in Toronto March 7th through 10th.

Vancouver – NovaGold Resources Inc. 2003 was an exciting year for NovaGold, with significant advancement of all the company’s major projects, acquisition of the Galore Creek Project, and the listing of the company’s shares on the American Stock Exchange. The coming year in 2004 looks to be equally exciting. NovaGold has a very strong balance sheet with over a dollar per share in cash ($60 million) and no long term debt. NovaGold is rapidly advancing four separate million-plus-ounce gold deposits in Alaska and Western Canada including two of the largest undeveloped deposits in North America, Donlin Creek (25 million ounces) and Galore Creek (16 million ounces gold equivalent). NovaGold's net share of gold resources after all earn-ins is over 14 million ounces of unhedged gold - one of the largest unhedged resource bases of any junior gold company.

With this resource base of existing properties, NovaGold has a very rapid growth profile with a projected total share of production of over 500,000 ounces of gold per year by the end of the decade. This production growth will come through the continued development of the Company’s four advanced stage projects: Rock Creek and Nome Gold, Donlin Creek, and Galore Creek. The Company’s first production is targeted to begin in late 2005 at the Rock Creek Project.

NovaGold has planned an ambitious 2004 exploration and development program with over $22 million budgeted to be invested on NovaGold’s advanced stage exploration projects for the year including $10 million by the company’s joint venture partners. The 2004 exploration and development programs will include an estimated 25,000 meters of drilling with the majority of the work focused at the Rock Creek, Donlin Creek and Galore Creek Projects.

Rock Creek and Nome Gold Projects

At NovaGold’s 100% owned Rock Creek Project in Nome, Alaska, the final Feasibility Study has been initiated on the project with independent engineering firm Norwest Corporation and the permit process is anticipated to begin in the second half of 2004. A 30,000 foot in-fill feasibility delineation drill program was completed in the fall of 2003 and an updated resource model for the Feasibility Study is nearing completion. Environmental baseline data is being collected to initiate mine permitting in the second half of the year. The company anticipates completing additional in-fill drilling and a bulk sample for metallurgical testwork in 2004 as part of the final Feasibility Study. A budget of C$6.7 (US$5 million) is planned for the development work in 2004 at Rock Creek.

The project is anticipated to produce over 100,000 ounces of gold per year at a total cash cost of US$200 per ounce. A Mine construction decision at Rock Creek is targeted for 2005 after the receipt of final construction permits. The State of Alaska has allocated and approved US$5 million in funds for construction of the Glacier Creek by-pass road, a three mile access route that will improve access from the community of Nome to the Rock Creek area in 2004.

At the nearby 100% owned Nome Gold Property, NovaGold continues engineering and exploration work to evaluate the potential to restart mining on the project. The Nome Gold property contains a measured and indicated resource estimated at 1.2 million ounces of gold and an inferred resource estimated at 1.1 million ounces of gold. More than 4 million ounces of gold have been extracted from the property since its discovery around 1900. Mining was shutdown in 1998 on the project due to low gold prices. The Company has budgeted $700,000 (US$500,000) for delineation drilling and engineering work in 2004.

Donlin Creek Project

The Donlin Creek Project is being developed in joint venture with Placer Dome Inc. the world’s 5th largest gold producer. The Donlin Creek Project is one of four priority development projects for Placer Dome. Placer Dome currently owns a 30% interest in the project and has the right to earn an additional 40% interest from NovaGold by expending US$32 million toward development of the property, completing a bankable feasibility study and making a positive construction decision for a mine that would produce at least 600,000 ounces of gold per annum on or before November 2007. The project is currently at the Pre-Feasibility stage of development. The final Feasibility Study is targeted to commence in the fourth quarter of 2004 along with the start of the permit process. A mine construction decision is targeted for 2007.

Donlin Creek hosts a measured and indicated resource of 11 million ounces and an additional inferred resource of 14 million ounces of gold, making it one of the largest undeveloped gold deposits in North America. As currently envisaged, Donlin Creek would be developed as a large scale open pit mining operation that would produce in excess of 1 million ounces gold per year.

Placer Dome plans to spend $8 million (US$6 million) in 2004 on environmental and engineering studies for development of the project. On-going studies have identified feasible alternatives for project access and power supply. The joint venture continues to work closely with local communities, native corporation land owners, and state and federal governments to develop a world class mine at Donlin Creek.

Galore Creek Project

The Galore Creek Project is held under a 100% option by NovaGold’s 56% owned subsidiary SpectrumGold (TSX symbol: SGX). The project contains an indicated resource of 3.6 million ounces of gold and 4.0 billion pounds of copper and an inferred resource of 1.4 million ounces of gold and 0.9 billion pounds of copper - the equivalent of a 16 million ounce gold deposit. This is one of the largest undeveloped gold-silver-copper resources in North America.

Hatch Engineering is working on an updated geologic model and resource estimate, and an independent Preliminary Economic Assessment Study (Scoping Study). The study is anticipated by the end of calendar Q2 2004 and will evaluate in detail the access and infrastructure needs for the project, as well as look at the best approaches to mining, processing and transportation of the concentrate product. This study will also estimate the capital and operating costs and manpower needs for the project as currently envisioned by the Company.

With completion of the Scoping Study, a minimum 20,000 meter (60,000 foot) drill program is planned during the summer to delineate higher grade mineralized zones within the currently defined resource, as well as to complete step-out drilling to possibly expand the known extent of mineralization. The Company also anticipates exploring several high priority exploration targets outside of the main resource area including at the adjacent Copper Canyon property. A minimum budget of $5 million is planned at Galore Creek in 2004 with the objective to complete a Pre-Feasibility Study in early 2005.

Nome Operations

At the Company’s Nome Operations, the State of Alaska continues to move forward with the process to purchase approximately 300 acres of land from the Company for Phase 1 of the planned Nome Airport expansion. The State of Alaska has approved funds for that purchase and engaged an appraiser to value the land. The Company anticipates finalizing the sale agreement in 2004. The Port of Nome expansion project is also in the final planning stages and a primary contractor has been selected for construction in 2004. Both the Airport and Port expansion projects are expected to have a favorable impact on the Company’s land and future sand-and-gravel revenues. The Company continues to pursue initiatives to expand its sand-and-gravel and land development businesses to provide additional cash flow for the corporation. NovaGold will release its complete annual financial statements in early April.

Corporate Presentations

NovaGold extends an open invitation to a live web cast of its presentation at the BMO Nesbitt Burns 2004 Global Resources Conference on Monday, March 1, 2004 at 12:15 P.M. (Eastern Time). NovaGold’s corporate presentation will cover an overview of the company’s projects and its plans for 2004 exploration and development work. A link to this live web cast can be found on the company’s web-site at www.novagold.net where it will also be archived once available.

NovaGold will also be attending and presenting at the upcoming Mining Investors Forum at the Prospectors and Developers Conference in Toronto, Ontario March 7th through the 10th. Attendance to the Mining Investors Forum is free of charge and open to any interested investors. More information is available at http://www.pdac.ca/pdac/conv/

About NovaGold

NovaGold is a precious metals company focused on creation of value through the exploration and development of high quality mineral properties in North America. NovaGold is advancing four separate million-plus-ounce gold deposits in Alaska and Western Canada toward production including two of the largest undeveloped deposits in North America, the Donlin Creek gold project in partnership with Placer Dome and the Galore Creek gold-silver-copper project through its 56% owned subsidiary SpectrumGold. NovaGold has 53.5 million shares outstanding, is well financed with no long-term debt, and one of the largest unhedged gold resource bases of any junior gold company. More information is available online at: www.novagold.net For more information contact:

For more information contact:
Don MacDonald, CA, Senior VP & CFO	Greg Johnson, VP Corporate Development
E-mail: Don.MacDonald@NovaGold.net	E-mail: Greg.Johnson@NovaGold.net
(604) 669-6227 Toll Free 1-866-669-6227	(604) 669-6227 Toll Free 1-866-669-6227

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward looking statements are statements that are not historical facts and include, among others, the Company’s expectation that it will successfully transition to a gold producer, the size of the Company’s gold deposits, the financial position of the Company and other statements that are not historical facts. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, risks and uncertainties described in the Company’s registration statement on Form 40-F and Reports on Form 6-K filed with the Securities and Exchange Commission.